EXHIBIT 2.4

AMENDMENT TO MAGAL SECURITY SYSTEMS LTD. 2010 INCENTIVE OPTION PLAN, DATED June 13 , 2013

Effective as of June 13, 2013, the Magal Security Systems 2010 Incentive Option Plan (the “Plan”) is hereby amended as follows (the “Amendment”):

1.	Section 4.1 of the Plan shall be deleted in its entirety and replaced with the following:

4.1
The Company has reserved one million and ten thousand and five hundred and seventy five (1,010,575) authorized but unissued Shares, for the purposes of the Plan and for the purposes of  any other share option plans which may be adopted by the Company in the future, subject to adjustment as set forth in Section 8 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Shares to meet the requirements of the Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the Plan or under the Company’s other share option plans.

2.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.